Exhibit 99.1

monday.com Announces Third Quarter 2023 Results

Third quarter revenue of $189.2 million grew 38% year over year
Number of customers with more than $50k ARR grew 57% year over year
Achieved record quarterly non-GAAP operating margin and free cash flow

New York / Tel Aviv, November 13, 2023 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its third quarter ended September 30, 2023.

Management Commentary:

“Q3 marked another strong quarter for monday.com, with continued momentum from our multi-product strategy and robust customer demand,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “We are particularly pleased with our progress on mondayDB, our new infrastructure underpinning the WorkOS platform. The rollout of mondayDB remains ahead of schedule, and our customers are already seeing significant speed improvements for their largest and most complex use cases.”

“We are very pleased with our performance in Q3, with strong top-line growth and impressive margin expansion and cash generation,” said Eliran Glazer, monday.com CFO. “As a result, we are increasingly confident in our ability to reach our targets in both the short and long term, and to continue driving efficient growth at scale.”

Third Quarter Fiscal 2023 Financial Highlights:

●    Revenue was $189.2 million, an increase of 38% year-over-year.
●    GAAP operating loss was $2.5 million compared to a loss of $28.2 million in the third quarter of 2022; GAAP operating margin was negative 1% compared to negative 21% in the third quarter of 2022.
●    Non-GAAP operating income was $24.1 million compared to a loss of $2.2 million in the third quarter of 2022; non-GAAP operating margin was 13% compared to negative 2% in the third quarter of 2022.
●    GAAP basic and diluted net income per share was $0.15 compared to GAAP basic and diluted net loss per share of $0.51 in the third quarter of 2022; non-GAAP basic and diluted net income per share was $0.68 and $0.64, respectively, compared to non-GAAP basic and diluted net income per share of $0.06 and $0.05, respectively, in the third quarter of 2022.
●    Net cash provided by operating activities was $66.6 million, with $64.9 million of free cash flow, compared to net cash provided by operating activities of $20.0 million and $14.0 million of free cash flow in the third quarter of 2022.

Recent Business Highlights:

●    Net dollar retention rate was over 110%.
●    Net dollar retention rate for customers with more than 10 users was over 115%.
●    Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 115%.
●    The number of paid customers with more than $50,000 in ARR was 2,077, up 57% from 1,323 as of September 30, 2022.
●    Began the initial release of mondayDB 1.1, the second phase in the rollout of our new infrastructure for the Work OS platform, focused on improving speed for large dashboards.

Financial Outlook:

For the fourth quarter of fiscal year 2023, monday.com currently expects:

●    Total revenue of $196 million to $198 million, representing year-over-year growth of 31% to 32%.
●    Non-GAAP operating income of $7 million to $9 million and operating margin of 4% to 5%.

For the full year 2023, monday.com currently expects:

●    Total revenue of $723 million to $725 million, representing year-over-year growth of 39% to 40%.
●    Non-GAAP operating income of $47 million to $49 million and operating margin of approximately 7%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share and free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product; our history of net losses and risks related to our ability to achieve or maintain profitability and manage our growth or business plan effectively; foreign currency exchange rate fluctuations; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; our ability to attract customers, grow our retention rates and expand usage within organizations; risks related to our subscription-based business model; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products; risks related to international operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; our ability to generate new capabilities to compete in a market that is new and rapidly changing; uncertain global economic conditions; the ability of our Work OS to interoperate with a variety of software applications; our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution; risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations; the novelty of our Digital Lift Initiative; changes in tax law and regulations; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to the use of AI and AI-related products; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer located in Israel including those related to the ongoing war between Israel and Hamas; our expectation not to pay dividends for the foreseeable future; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter 2023 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 6714642. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code-no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by over 186,000 customers across more than 200 industries and in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:

Byron Stephen
byron@monday.com

Media Relations:

Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenue	$189,190	$136,893	$527,125	$369,108
Cost of revenue	21,707	17,830	58,237	49,169
Gross profit	167,483	119,063	468,888	319,939
Operating expenses:
Research and development	38,433	33,984	114,602	94,487
Sales and marketing	108,360	90,970	323,483	303,683
General and administrative	23,211	22,348	68,243	63,684
Total operating expenses	170,004	147,302	506,328	461,854
Operating loss	(2,521)	(28,239)	(37,440)	(141,915)
Financial income, net	11,555	6,972	29,050	11,417
Income (loss) before income taxes	9,034	(21,267)	(8,390)	(130,498)
Income tax	(1,546)	(1,763)	(5,824)	(4,881)
Net income (loss)	$7,488	$(23,030)	$(14,214)	$(135,379)

Net income (loss) per share, basic	$0.15	$(0.51)	$(0.29)	$(3.00)
Net income (loss) per share, diluted	0.15	(0.51)	(0.29)	(3.00)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	48,536,315	45,477,804	48,221,457	45,179,821
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	51,461,709	45,477,804	48,221,457	45,179,821

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2023	2022
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$1,054,270	$885,894
Accounts receivable, net	13,806	13,226
Prepaid expenses and other current assets	27,909	24,725
Total current assets	1,095,985	923,845
LONG-TERM ASSETS:
Property and equipment, net	36,456	34,416
Operating lease right-of-use assets	67,352	80,197
Other long-term assets	615	585
Total long-term assets	104,423	115,198
Total assets	$1,200,408	$1,039,043
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$16,087	$7,335
Accrued expenses and other current liabilities	96,507	73,706
Deferred revenue, current	257,629	198,099
Operating lease liabilities, current	18,455	19,083
Total current liabilities	388,678	298,223
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	45,455	58,638
Deferred revenue, non-current	3,854	2,442
Total long-term liabilities	49,309	61,080
Total liabilities	437,987	359,303
SHAREHOLDERS' EQUITY:
Other comprehensive loss	(2,520)	(3,210)
Share capital and additional paid-in capital	1,361,682	1,265,477
Accumulated deficit	(596,741)	(582,527)
Total shareholders’ equity	762,421	679,740
Total liabilities and shareholders’ equity	$1,200,408	$1,039,043

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,488	$(23,030)	$(14,214)	$(135,379)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,331	2,860	6,467	5,384
Share-based compensation	26,598	26,054	77,841	80,542

Changes in operating assets and liabilities:
Accounts receivable, net	1,330	(4,956)	(580)	(5,957)
Prepaid expenses and other assets	4,338	5,638	10,325	2,343
Accounts payable	5,154	(4,126)	8,750	(16,750)
Accrued expenses and other liabilities, net	7,513	6,087	7,365	7,927
Deferred revenue	11,827	11,503	60,942	54,947
Net cash provided by (used in) operating activities	66,579	20,030	156,896	(6,943)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(779)	(5,339)	(5,463)	(12,243)
Capitalized software development costs	(910)	(732)	(1,929)	(2,342)
Net cash used in investing activities	(1,689)	(6,071)	(7,392)	(14,585)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	4,351	3,572	14,704	8,277
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(4,348)	435	4,168	(20,932)
Capital lease payments	-	(18)	-	(61)
Net cash provided by (used in) financing activities	3	3,989	18,872	(12,716)

INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	64,893	17,948	168,376	(34,244)
CASH AND CASH EQUIVALENTS - Beginning of period	989,377	834,620	885,894	886,812
CASH AND CASH EQUIVALENTS - End of period	$1,054,270	$852,568	$1,054,270	$852,568

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$167,483	$119,063	$468,888	$319,939
Share-based compensation	1,383	2,683	4,705	8,039
Non-GAAP gross profit	$168,866	$121,746	$473,593	$327,978
GAAP gross margin	89%	87%	89%	87%
Non-GAAP gross margin	89%	89%	90%	89%
Reconciliation of operating expenses
GAAP research and development	$38,433	$33,984	$114,602	$94,487
Share-based compensation	(10,382)	(7,725)	(30,124)	(25,112)
Non-GAAP research and development	$28,051	$26,259	$84,478	$69,375

GAAP sales and marketing	$108,360	$90,970	$323,483	$303,683
Share-based compensation	(6,856)	(8,538)	(20,496)	(25,991)
Non-GAAP sales and marketing	$101,504	$82,432	$302,987	$277,692

GAAP general and administrative	$23,211	$22,348	$68,243	$63,684
Share-based compensation	(7,977)	(7,108)	(22,516)	(21,400)
Non-GAAP general and administrative	$15,234	$15,240	$45,727	$42,284

Reconciliation of operating income (loss)
GAAP operating loss	$(2,521)	$(28,239)	$(37,440)	$(141,915)
Share-based compensation	26,598	26,054	77,841	80,542
Non-GAAP operating income (loss)	$24,077	$(2,185)	$40,401	$(61,373)
GAAP operating margin	(1)%	(21)%	(7)%	(38)%
Non-GAAP operating margin	13%	(2)%	8%	(17)%

Reconciliation of net income (loss)
GAAP net income (loss)	$7,488	$(23,030)	$(14,214)	$(135,379)
Share-based compensation	26,598	26,054	77,841	80,542
Tax benefit related to share-based compensation(1)	(1,075)	(448)	(2,420)	(743)
Non-GAAP net income (loss)	$33,011	$2,576	$61,207	$(55,580)
Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	48,536,315	45,477,804	48,221,457	45,179,821
Effect of dilutive shares(2)	2,925,394	4,832,112	2,919,075	-
Weighted-average ordinary shares used in calculating Non-GAAP net income (loss) per ordinary share, diluted	51,461,709	50,309,916	51,140,532	45,179,821

GAAP net income (loss) per share, basic	$0.15	$(0.51)	$(0.29)	$(3.00)
GAAP net income per share, diluted	$0.15	$(0.51)	$(0.29)	$(3.00)
Non-GAAP net income (loss) per share, basic	$0.68	$0.06	$1.27	$(1.23)
Non-GAAP net income per share, diluted	$0.64	$0.05	$1.20	$(1.23)

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share because the effect would have been anti-dilutive, with the exception of the three months ended September 30, 2023.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles our quarterly reported year-over-year revenue growth rates to the non-GAAP measure of FX adjusted year-over-year revenue growth rates which excludes the impact of changes in foreign currency exchange rates. The company believes FX adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency exchange rate fluctuations is determined by calculating the current year result using foreign exchange rates consistent with the prior year:

	Three months ended September 30,
	2023	2022
	(unaudited)

Revenue growth as reported	38%	65%
Impact of foreign currency	0%	3%
Revenue growth, FX adjusted	38%	68%

MONDAY.COM LTD

Reconciliation of net cash provided by (used in) operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Net cash provided by (used in) operating activities	$66,579	$20,030	$156,896	$(6,943)
Purchase of property and equipment	(779)	(5,339)	(5,463)	(12,243)
Capitalized software development costs	(910)	(732)	(1,929)	(2,342)
Free cash flow	$64,890	$13,959	$149,504	$(21,528)
Free cash flow margin	34%	10%	28%	(6)%